Exhibit 99.(a)(4)
March 23, 2009
Subject: Stock Option Repurchase Offer and Direct Share Purchase
Dear Spectrum Pharmaceuticals Employee:
     This email is to notify you that Spectrum Pharmaceuticals, Inc. (the “Company”) is conducting a stock option repurchase program. This is a voluntary program for all eligible employees who have outstanding vested and unvested options to purchase shares of common stock of the Company at an exercise price equal to or above $5.00 per share that were granted at anytime under our Third Amended and Restated 1997 Stock Incentive Plan and 2003 Amended and Restated Incentive Award Plan (“eligible options”). You may elect to sell any or all of your eligible options to the Company for a Cash Payment of $0.01 or $0.60 per share underlying the option that will be paid as soon as practicable following the expiration date of this offer, as specifically set forth in Section III.2. This offer is open until Monday, April 20, 2009 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the documents attached hereto and posted at the website listed below.
     You may elect to use some or all of your Cash Payment to purchase shares of our common stock directly from us. We are required by law to withold a certain amount of your Cash Payment for the payment of taxes (the Cash Payment minus the withheld taxes is hereinafter referred to as the “Net Payment”). If you choose to use an amount of your Cash Payment in excess of your Net Payment to participate in the Share Purchase to purchase shares of our common stock, you must deliver to us a payment in the form of a check equal to the excess amount above the Net Payment along with the Stock Purchase Agreement that you will be required to sign.
     To participate in the stock option repurchase, you must complete and sign the Letter of Transmittal and deliver it to the Company by email to lisa.broman@spectrumpharm.com or by mail to Attn: Lisa Broman, Spectrum Pharmaceuticals, Inc., 157 Technology Drive, Irvine, California 92618, which must be submitted before 11:59 P.M., Pacific Time, on Monday, April 20, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 11:59 P.M., Pacific Time, on Monday, April 20, 2009, your tender of eligible options will not be given effect.
     To participate in the Share Purchase, you must elect to use some or all of your Cash Payment before the expiration of the Offer. To use some or all of your Cash Payment to purchase shares of our common stock directly from us, you must complete and sign the same Letter of Transmittal as you used to elect to participate in the stock option repurchase and deliver it and a signed Stock Purchase Agreement to the Company by email to lisa.broman@spectrumpharm.com or by mail to Attn: Lisa Broman, Spectrum Pharmaceuticals, Inc., 157 Technology Drive, Irvine, California 92618, which must be submitted before 11:59 P.M., Pacific Time, on Monday, April 20, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 11:59 P.M., Pacific Time, on Monday, April 20, 2009, your tender of eligible options will not be given effect, or if you have elected to tender your options but have not indicated an election to use some or all of your Cash Payment to purchase shares of our common stock directly from us, you will receive a Cash Payment.
     We may provide you with additional information via email during the term of the stock option repurchase and share purchase offers.
     If you wish to review your existing options, you can do so by contacting Lisa Broman by phone at (949) 788-6700 or by email at lisa.broman@spectrumpharm.com.